February 3, 2025
Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 413 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 MC Trio Equity Buffered ETF
Dear Ms. Ezra:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the MC Trio Equity Buffered ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The Trust confirms the Fund is not expected to have any waiver or reimbursement arrangements.
Comment 3:In the Principal Investment Strategies section, the Registrant refers to “international developed market equity securities”. Please provide a definition for international developed markets in the Fund’s principal investment strategies discussion.
Response: The Registrant has added a list of countries in response to Item 9 of Form N-1A.
Comment 4:In the Principal Investment Strategies section, please revise the Fund’s 80% investment policy to indicate the Fund will invest in instruments that provide the Fund with direct or indirect exposure to equity securities”.
Response: The Registrant has revised the sentence as follows:
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in instruments that provide the Fund with direct or indirect exposure to equity securities.
Comment 5:Please add disclosure to the Principal Investment Strategies section if the Fund intends to invest in affiliated ETFs or supplementally confirm it does not intend to.
Response: The Registrant confirms that the Fund does not intend to invest in affiliated ETFs or invest in options that provide exposure to affiliated ETFs.
Comment 6:Please clarify if the Fund will attempt to partially protect against predetermined losses. In addition, disclose the approximate cap and buffer percentages along with the expected cap and buffer period.
Response: The Fund will not attempt to partially protect the overall Fund against any predetermined losses for any particular period, though the Sub-Adviser may seek to partially protect particular investments from
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predetermined losses. Because there is no strategy to protect the overall Fund against any predetermined losses, it is not possible to calculate (and therefor disclose) any cap or buffer amount for any period.
Comment 7:Please clarify if the Sub-Adviser monitors and rebalances the Fund’s portfolio to lock in gains. If, yes, explain what conditions would likely be present.
Response: The Registrant believes its current disclosure adequately explains the Sub-Adviser’s monitoring and rebalancing process and, therefore, is electing not to make any changes to the disclosure.
Comment 8:Please add a chart or graph that provides the return profile for Fund’s option investments versus the underlying ETFs returns.
Response: The Registrant is concerned that adding a chart or graph that depicts the Fund’s return profile would be misleading to investors and, therefore, it is respectively electing not to make any changes to address this comment. The Registrant notes that the Fund is not being managed like funds that structure their return profile on one particular asset class (e.g., the S&P 500 Index) for a particular period of time. The Fund will generally invest in options on underlying ETFs that provide exposure to U.S. large-capitalization equity securities, U.S. small-capitalization, and international developed market equity securities with asset allocations, options expirations, strike prices, and rebalance frequencies varying over time. As a result, the Fund will not have, and does not seek to have, a particular overall Buffer or Cap with respect to an underlying ETF or for the Fund overall, and depicting one particular scenario of returns for an individual position could be misleading as to the return profile of the overall Fund for any period of time.
Comment 9:Please add language indicating that there is no guarantee the Fund can meet certain returns during the buffer and cap period.
Response: The Registrant notes that there is no buffer and cap period for the Fund. Consequently, no changes have been made in response to this comment.
Comment 10:The Registrant states in the Principal Investment Strategies section that each Buffer may range from 0% to as high as 100% depending on the Sub-Adviser’s view of market conditions and the cost of the available options contracts. Supplementally explain how including “Buffer” in the Fund’s name is not misleading if the Fund’s Buffer may be 0% at times.
Response: The term “buffer” informs investors that the Fund’s strategy seeks to protect its investments from a portion of a decline in the investment’s value. As disclosed, the Fund’s strategy seeks to apply a “buffer” to each investment. The specific amount of the buffer will vary over time and will be a function of the Sub-Adviser’s view of market conditions and the cost of available options contracts. While it is unlikely that those factors would result in a 0% buffer for all asset classes, the disclosure is intended to inform investors that the amount of the buffer is not fixed for the Fund.
Comment 11: Please place the following sentence in bold text:
“As a result, the Fund will not have, and does not seek to have, a particular overall Buffer or Cap with respect to an underlying ETF or for the Fund overall.”
Response: The Registrant has made the requested change.
Comment 12:     The Registrant states that the Sub-Adviser generally expects to add investment exposure to an underlying ETF on a quarterly basis with the Buffer and Cap for each such investment typically based on a 3-month period. Please indicate if this 3-month period will ever vary and, if it will, how long will it vary.
Response: The reference to a “quarterly basis” has been deleted as the Fund’s strategy is not confined to a particular frequency of investment periods.
Comment 13:     Supplementally state what exchange or exchanges the Fund’s FLEX Options will be traded on.
Response: The Fund’s Options are expected to be primarily traded on the Cboe Options Exchange.

Comment 14:     Please consider adding “Hedge Period Risk” to the Fund’s Principal Risk section of the Prospectus.
Response: The Registrant has elected not to add “Hedge Period Risk” to the Fund’s Principal Risks section. The Registrant notes that the Fund currently includes “Buffer and Cap Risks” as a principal risk and as part of that risk disclosure the Fund states the following in bold text:
“Because the Fund intends to enter into multiple such investments at various times and may sell such investments when the Sub-Adviser determines it is opportune for the Fund to do so, Shares will not reflect a particular overall Buffer or Cap for any particular period, and consequently, investors in the Fund will not receive the protection of any particular Buffer level (or be limited by any particular Cap) regardless of when they purchase or sell Shares. The Fund does not provide principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.”
The Registrant believes this text provides an investor with a more tailored explanation of the specific risks associated with an investment in this Fund compared to a more generic description of hedge period risks.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.

Sincerely,

Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.70%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.70%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$72	$224

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